Exhibit 4.2

AMENDMENT NO. 1 TO
SHAREHOLDER RIGHTS AGREEMENT

          This AMENDMENT NO. 1 TO SHAREHOLDER RIGHTS AGREEMENT (this "Amendment") is made as of May 12, 2000 by and between Wyndham International, Inc., a Delaware corporation (the "Company") and American Stock Transfer and Trust Company, a New York corporation (the "Rights Agent"). All capitalized terms used herein without definition shall have the meanings ascribed to them in that certain Shareholder Rights Agreement dated as of June 29, 1999 between the Company and the Rights Agent (the "Agreement").

W I T N E S S E T H:

          WHEREAS, the Company desires to make certain amendments to the Agreement; and

          WHEREAS, no Triggering Event has occurred; and

          WHEREAS, pursuant to Section 27 of the Agreement, prior to the occurrence of a Triggering Event, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Agreement;

          NOW THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

          1.     Amendment to Definition of Acquiring Person. Section 1(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

     (a)     "Acquiring Person" shall mean any Person who or which, together with all Associates and Affiliates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding, but shall not include an Exempt Person or a Grandfathered Person. Notwithstanding the foregoing, any Person who, within 10 Business Days of being requested by the Company to advise it regarding the same, certifies to the Company that such Person acquired shares of Common Stock equal to or in excess of 15% inadvertently or without knowledge of the terms of the Rights and who, together with all Affiliates and Associates, thereafter does not acquire additional shares of Common Stock while the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding shall not become an Acquiring Person, PROVIDED, HOWEVER, that if the Person requested to so certify fails to do so or fails to divest a sufficient number of shares of the Common Stock of the Company so that such Person shall be the Beneficial Owner of less than 15% of the shares of Common Stock of the Company then outstanding within such 10 Business Day period, then such Person shall be an Acquiring Person immediately after such 10 Business Day period.

          2.     Amendment to Definition of Purchase Agreement. Section 1(ff) of the Agreement is hereby deleted in its entirety and replaced with the following:

      (ff)     "Purchase Agreement" shall mean the Securities Purchase Agreement, dated as of February 18, 1999, as amended on June 28, 1999, by and among the Company, Patriot American Hospitality, Inc., Wyndham International Operating Partnership, L.P., Patriot American Hospitality Partnership, L.P. and each of the Investors party thereto, as the same may be amended from time to time.

          IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be executed by one of its duly authorized signatories as of the date first above written.

WYNDHAM INTERNATIONAL, INC.

Attest: By: /S/ VICKIE S. LITTON ___________________________ Name: Vickie S. Litton	By: /S/ CARLA S. MORELAND _______________________________ Name: Carla S. Moreland Title: General Counsel and Secretary

AMERICAN STOCK TRANSFER AND TRUST COMPANY, as Rights Agent

Attest: By: /S/ SUSAN SILBER ___________________________ Name: Susan Silber	By: /S/ PAULA CAROPPOLI _______________________________ Name: Paula Caroppoli Title: Vice President